August 15, 2019

Scott D. Beamer
Vice President and Chief Financial Officer
Cabot Microelectronics Corporation
870 North Commons Drive
Aurora, Illinois 60504

       Re: Cabot Microelectronics Corporation
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed November 13, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 9, 2019
           File No. 000-30205

Dear Mr. Beamer:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Reconciliation of Pro Forma and Non-GAAP Adjusted Pro Forma Information, page
49

1. We note that you present full non-GAAP income statements on pages 50-53, a presentation that appears to give more prominence to the non-GAAP measures and is inconsistent with Question 102.10 of the Non-GAAP Financial Measures Compliance and
      Disclosure Interpretations. Please review this guidance when preparing your next filing.
      This should also be considered in your earnings releases furnished pursuant to Item 2.02 of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott D. Beamer
Cabot Microelectronics Corporation
August 15, 2019
Page 2



      You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameScott D. Beamer                       Sincerely,
Comapany NameCabot Microelectronics Corporation
                                                        Division of Corporation
Finance
August 15, 2019 Page 2                                  Office of Electronics
and Machinery
FirstName LastName